UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIVEVE MEDICAL, INC.
(Name of Issuer)

Common Stock
(Title of Securities)

92852W105
(CUSIP Number)

James Atkinson

c/o Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

(408) 530-1900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92852W105

1.	Names of Reporting Persons Charles Schwab & Co. Inc. for the benefit of James Gregory Atkinson IRA Contributory Account# 1125-5459 IRS Identification Nos. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	2,669,884

8.	Shared Voting Power	3,702,997 (1)

9.	Sole Dispositive Power	2,669,884

10.	Shared Dispositive Power	3,702,997 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,702,997 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) By virtue of being a beneficiary of the James Gregory Atkinson IRA Contributory Account (the “IRA”) and a co-trustee of the Atkinson Family Trust dated 8/26/2013 (the “Trust”), Mr. Atkinson shares voting and dispositive power over the 2,669,884 shares of common stock held by the IRA and the 784,780 shares of common stock held by the Trust. Mr. Atkinson, individually, also holds a warrant to purchase 217,733 shares of common stock that was granted on May 12, 2015 and exercisable on that date, which is included in this amount.

(2) Based on 51,345,640 shares of common stock outstanding as of November 13, 2015 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 as filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 92852W105

1.	Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Atkinson Family Revocable Trust Dated 8/26/2013

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	784,780

8.	Shared Voting Power	3,702,997 (1)

9.	Sole Dispositive Power	784,780

10.	Shared Dispositive Power	3,702,997 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,702,997 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) By virtue of being a beneficiary of the James Gregory Atkinson IRA Contributory Account (the “IRA”) and a co-trustee of the Atkinson Family Trust dated 8/26/2013 (the “Trust”), Mr. Atkinson shares voting and dispositive power over the 2,669,884 shares of common stock held by the IRA and the 784,780 shares of common stock held by the Trust. Mr. Atkinson, individually, also holds a warrant to purchase 217,733 shares of common stock that was granted on May 12, 2015 and exercisable on that date, which is included in this amount.

(2) Based on 51,345,640 shares of common stock outstanding as of November 13, 2015 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 as filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 92852W105

1.	Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) James Atkinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	3,702,997 (1)

8.	Shared Voting Power	3,702,997 (1)

9.	Sole Dispositive Power	3,702,997 (1)

10.	Shared Dispositive Power	3,702,997 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,702,997 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) By virtue of being a beneficiary of the James Gregory Atkinson IRA Contributory Account (the “IRA”) and a co-trustee of the Atkinson Family Trust dated 8/26/2013 (the “Trust”), Mr. Atkinson shares voting and dispositive power over the 2,669,884 shares of common stock held by the IRA and the 784,780 shares of common stock held by the Trust. Mr. Atkinson, individually, also holds a warrant to purchase 217,733 shares of common stock that was granted on May 12, 2015 and exercisable on that date, which is included in this amount.

(2) Based on 51,345,640 shares of common stock outstanding as of November 13, 2015 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 as filed with the Securities and Exchange Commission on November 13, 2015.

Item 1.          Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment”) filed by the James Gregory Atkinson IRA Contributory Account# 1125-5459, the Atkinson Family Revocable Trust Dated 8/26/2013 and James Atkinson amends and supplements the statement on Schedule 13D originally filed on May 22, 2015 (the “Original Report”) relating to the common stock, no par value per share (the “Common Stock”) of Viveve Medical, Inc. (the “Issuer”) having its principal executive office at 150 Commercial Street, Sunnyvale, California 94086. The Amendment is being filed to include certain derivative securities that were inadvertently omitted from the original Schedule 13D filed on May 22, 2015 (the “Original Report”) and to report subsequent acquisitions of the Issuer’s equity securities.

Item 2.          Identity and Background.

This statement is being filed by:

(a)           Charles Schwab & Co. Inc. for the benefit of James Gregory Atkinson IRA Contributory Account# 1125-5459 (the “IRA”), of which James Atkinson is a beneficiary;

(b)           Atkinson Family Revocable Trust Dated 8/26/2013 (“Trust”), of which James Atkinson is the co-trustee; and

(c)           James Atkinson, an individual (the “Mr. Atkinson”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of the Reporting Persons is c/o Viveve Medical, Inc., 150 Commercial Street, Sunnyvale, California 94086.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The IRA and the Trust are organized under the laws of the State of Colorado. Mr. Atkinson is a United States citizen.

Item 3.          Source and Amount of Funds or Other Consideration.

On May 12, 2015, pursuant to a Securities Purchase Agreement, the IRA and the Trust agreed to purchase 2,027,027 shares of Common Stock (the “IRA Shares”) and 675,675 shares of Common Stock, respectively, at a price of $0.37 per share in a private placement transaction that was completed on May 14, 2015 (the “May Private Placement”) with the Issuer. On May 12, 2015, the Issuer also issued a ten-year warrant (the “Warrant”) to Mr. Atkinson to purchase 217,733 shares of Common Stock at an exercise price of $0.53 per share (the “Warrant Shares”) as partial compensation for consulting services provided to the Issuer pursuant to a Consulting Agreement. On June 12, 2015, Mr. Atkinson purchased 30,600 shares of Common Stock in the market (the “Investment Shares”). The Investment Shares are held by Mr. Atkinson for the benefit of his child, who is a minor. The per share purchase price for the Investment Shares was $0.899. On November 20, 2015, the IRA purchased 642,857 shares of Common Stock (the “Additional IRA Shares”) and the Trust purchased 109,105 shares of Common Stock (the “Additional Trust Shares”) at a price of $0.70 per share in a private placement transaction that was completed on November 24, 2015 by the Issuer. Together, the “Trust Shares”, the IRA Shares and the shares of Common Stock underlying the Warrant are referred to herein as the “Shares”.

All of the IRA Shares and the Additional IRA Shares were purchased with personal funds generated and contributed to the IRA by Mr. Atkinson. The aggregate purchase price for the IRA Shares was $750,000 and for the Additional IRA Shares was $449,999.90.

All of the Trust Shares and the Additional Trust Shares were purchased with funds generated and held by the Trust. The aggregate purchase price for the Trust Shares was $250,000 and for the Additional Trust Shares was $76,373.50.

The of the Investment Shares were purchased with personal funds of Mr. Atkinson. The aggregate purchase price for the Investment Shares was $27,509.40.

Collectively, the IRA Shares and the Additional IRA Shares, the Trust Shares and the Additional Trust Shares and the Investment Shares are referred to in this Amendment as the “Shares”.

No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.          Purpose of Transaction.

All of the Shares were acquired for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any of the Reporting Persons may dispose of or acquire additional shares of the Issuer.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.          Interest in Securities of the Issuer.

(a)     On November 20, 2015, the IRA was the record owner of 2,669,884 shares of Common Stock, which comprised approximately 5.2% of the Issuer’s outstanding Common Stock, the Trust was the record owner of the 784,780 shares of Common Stock, which comprised approximately 1.5% of the Issuer’s outstanding Common Stock and Mr. Atkinson was the beneficial owner of 248,333 shares of Common Stock comprised of 30,600 shares of Common Stock purchased by Mr. Atkinson for his minor child and 217,733 shares of Common Stock underlying the Warrant issued to Mr. Atkinson on May 12, 2015, which comprised approximately 0.48% of the Issuer’s outstanding Common Stock. The number of shares of Common Stock outstanding on November 13, 2015 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2015 was 51,345,640.

(b)          Regarding the number of shares as to which such person has:

(i)     sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)     shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)     sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)     shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)           Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e)           Not applicable.

Item 6.          Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Registration Rights Agreement, dated May 12, 2015 (the “Registration Rights Agreement”), entered into in connection with the May Private Placement, the Issuer will register the IRA Shares and the Trust Shares issued to the Reporting Persons in connection with the May Private Placement, on a registration statement to be filed with the Securities and Exchange Commission (the “Registration Statement”) within 60 days after the closing of the May Private Placement (the “Filing Date”) and use its commercially reasonable efforts to cause the Registration Statement to be declared effective within 90 days after the closing of the May Private Placement (the “Effectiveness Date”) and to keep the Registration Statement effective until all of the shares issued in the May Private Placement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144. If the Issuer (i) does not file the Registration Statement by the Filing Date, (ii) does not obtain effectiveness of the Registration Statement by the Effectiveness Date or (iii) allows certain lapses in effectiveness (each an “Event”), the Issuer is obligated to pay to the Investors liquidated damages equal to 1.5% of the original subscription amount paid by each of the investors in the May Private Placement upon the occurrence of an Event and for every 30 days after the occurrence of an Event until cured.

Pursuant to the terms of the Registration Rights Agreement, dated November 20, 2015 (the “Second Registration Rights Agreement”), entered into in connection with the November Private Placement, the Issuer will register the Additional IRA Shares and the Additional Trust Shares issued to the Reporting Persons in connection with the November Private Placement on a registration statement to be filed with the Securities and Exchange Commission (the “Second Registration Statement”) within 60 days after the closing of the November Private Placement (the “Filing Date”) and use its commercially reasonable efforts to cause the Second Registration Statement to be declared effective within 90 days after the closing of the November Private Placement (the “Effectiveness Date”) and to keep the Second Registration Statement effective until all of the shares issued in the Private Placement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144. If the Issuer (i) does not file the Registration Statement by the Filing Date, (ii) does not obtain effectiveness of the Registration Statement by the Effectiveness Date or (iii) allows certain lapses in effectiveness (each an “Event”), the Issuer is obligated to pay to the Investors liquidated damages equal to 1.5% of the original subscription amount paid by each of the investors in the November Private Placement upon the occurrence of an Event and for every 30 days after the occurrence of an Event until cured.

Item 7.             Material to be Filed as Exhibits.

Exhibit 99.1     Joint Filing Agreement, among the IRA, the Trust, and Mr. Atkinson.*

Exhibit 99.2     Securities Purchase Agreement dated May 12, 2015 between the Issuer and the purchasers on the signature pages thereto. (1)

Exhibit 99.3     Registration Rights Agreement dated May 12, 2015, between the Issuer and the purchasers on the signature pages thereto. (1)

Exhibit 99.4     Warrant for the Purchase of Common Stock issued to James Atkinson.*

Exhibit 99.5     Securities Purchase Agreement dated November 20, 2015 between the Issuer and the purchasers on the signature pages thereto.(2)

Exhibit 99.6     Registration Rights Agreement dated November 20, 2015 between the Issuer and the purchasers on the signature pages thereto.(2)

_______________

*Filed herewith.

(1) Incorporated by reference to Exhibits 10.6 and 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (SEC File No. 0001437749-15-010436), filed with the Commission by the Issuer on May 15, 2015.

(2) Incorporated by reference to Exhibits 10.1 and 10.1 to the Issuer’s Current Report on Form 8-k, filed with the Commission by the Issuer on November 25, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2015

CHARLES SCHWAB & CO. INC. FOR THE BENEFIT OF JAMES GREGORY ATKINSON IRA CONTRIBUTORY

Account# 1125-5459

By:	/s/ James Atkinson
By:	James Atkinson, Beneficiary

ATKINSON FAMILY REVOCABLE TRUST DATED 8/26/2013

By:	/s/ James Atkinson
By:	James Atkinson, Trustee

/s/ James Atkinson
James Atkinson, an individual